Exhibit 99.1

FOR IMMEDIATE RELEASE

ALAMOS GOLD INC.
130 Adelaide Street West, Suite 2200 Toronto, Ontario M5H 3P5 Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Provides Notice of Fourth Quarter and

Year-End 2014 Financial Results and Conference Call

Toronto, Ontario (January 30, 2015) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) plans to release its fourth quarter and year-end 2014 financial results before the start of trading on Thursday, February 19, 2015. Senior management will host a conference call at 12:00 pm ET on that day to discuss the results.

Participants may join the conference call by dialling (416) 340-8527 or (877) 677-0837 for calls within Canada and the United States, or via webcast at www.alamosgold.com.

A playback will be available until March 5, 2015 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 2544182. The webcast will be archived at www.alamosgold.com.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico, Turkey and the United States. The Company employs more than 500 people and is committed to the highest standards of sustainable development. Alamos has approximately $360 million in cash and cash equivalents, is debt-free, and unhedged to the price of gold. As of December 31, 2014, Alamos had 127,357,486 common shares outstanding (139,279,652 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons

Director, Investor Relations

(416) 368-9932 x 439

Cautionary Note

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.